April 3, 2007
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Adams Respiratory Therapeutics, Inc. Form 10-K for the Fiscal Year Ended June 30, 2006 Form 10-Q for the Period Ended September 30, 2006 File No. 000-51445
     This letter sets forth the responses of Adams Respiratory Therapeutics, Inc. (referred to herein as “Adams,” “we,” “us,” or “our”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) March 21, 2007 follow-up questions to a letter dated January 26, 2007, with regard to the above-referenced filings.
     In connection with responding to the Staff’s comments, Adams hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) Adams may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment #1
With regard to the March 21, 2007 follow-up conversation with the Staff relating to the original Comment #1, we will add the following additional disclosures to our Form 10-K for the fiscal year ended June 30, 2007:
A discussion of changes in the balance sheet accounts related to revenue estimates will be provided for a three-year period. In addition, the disclosures for accrued returns and other sales allowances will be modified to separately include a column for chargebacks, as follows:

Division of Corporation Finance
February 7, 2007

“The following table summarizes the activity of accrued returns and other sales allowances:

				Total Accrued
			Rebates and	Returns and
			Other Sales	Other Sales
	Returns	Chargebacks	Allowances	Allowances
Balance at June 30, 2003	$3,000	$394	$255	$3,649
Provision made to sales during the period	3,303	4,583	2,813	10,699
Payments/Credits	(2,681)	(2,645)	(2,068)	(7,394)

Balance at June 30, 2004	3,622	2,332	1,000	6,954
Assumed liability for Humibid returns	3,000	—	—	3,000
Provision made to sales during the period	1,054	3,443	3,205	7,702
Provision/(benefit) related to sales made during prior periods	649	(635)	(410)	(396)
Payments/credits	(2,441)	(2,667)	(2,205)	(7,313)

Balance at June 30, 2005	5,884	2,473	1,590	9,947
Provision made to sales during the period	2,643	3,028	3,212	8,883
Benefit related to sales made during prior periods	(188)	(2,226)	(365)	(2,779)
Payments/credits	(5,189)	(2,334)	(2,827)	(10,350)

Balance at June 30, 2006	$3,150	$941	$1,610	$5,701”

Further, the following table will be added to the Sales Returns and Allowances discussion within Critical Accounting Policies in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to separately present the activity for cash discounts and trade promotions.
“The following table summarizes the activity relating to cash discounts and trade promotions:

	Reserve	Reserve
	for Cash	for Trade
	Discounts	Promotions
Balance at the beginning of the year	$49	$—
Additions: Charged to costs and expenses	1,526	1,155
Deductions from reserves	(1,432)	(167)

Balance at June 30, 2004	143	988
Additions: Charged to costs and expenses	3,441	5,998
Deductions from reserves	(3,414)	(4,878)

Balance at June 30, 2005	170	2,108
Additions: Charged to costs and expenses	5,196	6,897
Deductions from reserves	(4,871)	(6,209)

Balance at June 30, 2006	$495	$2,796”

Comment #2
With regard to the March 21, 2007 follow-up conversation with the Staff relating to the original Comment #2, we will modify the disclosure to include the below-underlined language in our Form 10-K for the fiscal year ended June 30, 2007:
“At June 30, 2006, our chargeback liability did not increase in proportion to the increase in sales activity. We believe that our increase in sales volume has not been attributed to government purchases, but rather

Division of Corporation Finance
February 7, 2007

has resulted from retail consumer demand, largely driven by our customer advertising campaign. Therefore, our chargebacks have become a lower percentage of our total sales during the year ended June 30, 2006. During fiscal 2006, we recognized a benefit in the amount of $2.2 million from the reduction of our reserves for sales made during prior periods, due to the fact that chargebacks were a lower percentage of our total sales and were processed more quickly than originally estimated.”
Comment #3
Per our March 21, 2007 follow-up conversation with the Staff relating to the original Comment #3, we will modify the disclosure in our Form 10-K for the fiscal year ended June 30, 2007 to include the following:
“The entire purchase price of $122 million has been recorded as an intangible asset representing the purchased U.S. trademarks and U.S. New Drug Application No. 18658 for Delsym, which provided us with an exclusive right to market this product in the United States. UCB still owns the manufacturing process and will continue to manufacture the Delsym product for us from raw materials to finished goods under a six-year supply agreement, which may be renewed thereafter for consecutive one-year periods. In addition, we entered into a technology transfer agreement with UCB that provides us with the ability to transfer the Delsym manufacturing process to a third party after five years.”
Please note that purchase price for the Delsym products was not allocated to the supply agreement, as we are purchasing the finished Delsym products from UCB at their fair value. Please see our below response to Comment #7 for additional language that will be added to disclose that our supply agreement with UCB is at fair value.
Comment #7
Per our March 21, 2007 follow-up conversation with the Staff relating to the original Comment #7, we will add the following disclosure to our Form 10-K for the fiscal year ended June 30, 2007:
“We have a standard supply agreement with UCB, which is based on UCB’s manufacturing costs plus a markup. The cost is defined in the agreement as UCB’s cost of manufacturing finished product, which is limited to raw materials, packaging materials, labor time, quality assurance time, and overhead. We believe that the cost plus markup amount is representative of fair value, based on our supply agreement with Cardinal Health and other manufacturing arrangements our management has experienced in the industry.
We also entered in a five-year development agreement with UCB for certain product development projects, including additional product formulations of Delsym. Pursuant to this agreement, we pay UCB actual development costs plus an established markup percentage. We believe this agreement is considered to be at fair value, as it is consistent with the terms of our research and development agreement with Cardinal Health for these services.”
Comment #8
Per our March 21, 2007 follow-up conversation with the Staff relating to the original Comment #8, we will add the following disclosure to our Form 10-K for the fiscal year ended June 30, 2007:

Division of Corporation Finance
February 7, 2007

“The plant equipment and fixtures purchased by us were recorded at Cardinal Health’s depreciated net book value and are being depreciated over their remaining useful lives. The purchased plant equipment and fixtures included assets that we originally owned and assets that Cardinal Health added to support the growth in our sales.”
Comment #9
Per our March 21, 2007 follow-up conversation with the Staff relating to the original Comment #9, we confirm that we will add explanations in our future filings for periods where we may have fluctuations in the levels of our accounts receivable as a result of granting extended payment terms upon introduction of new products. Please note that our December 31, 2006 level of sales in accounts receivable was more in line with June 30, 2006 due to the fact that we have not introduced any new products since August 2006.
We will also include the following additional language within our revenue recognition policy in our future filings on Form 10-K:
“At times, we may extend special dating terms for initial orders of new products we launch.”
Comment #10
Per our March 21, 2007 follow-up conversation with the Staff relating to the original Comment #10, we confirm that we will add the following disclosure to our Form 10-K the fiscal year ended June 30, 2007 to further explain the fluctuation in the level of net sales as a percentage of gross sales.
“Two and a half percentage points of the increase was due to the lower than expected utilization rate of our trade promotion programs, and the remaining difference was primarily due to lower than expected government rebates versus the prior year. The change in the expected utilization rates was primarily attributable to additional historical experience following our initial consumer advertising campaign in November 2004.”
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (908) 879-1415.

Sincerely,
/s/ Rita M. O’Connor
Rita M. O’Connor
Chief Financial Officer

cc:	J. Vaughan Curtis, Esq., Alston & Bird LLP Walter E. Riehemann, Esq.